April 29, 2019

Steve Berman
Chief Executive Officer
On4 Communications, Inc.
1875 Century Park East, 6th Floor
Los Angeles, CA 90067

       Re: On4 Communications, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed April 2, 2019
           File No. 024-10971

Dear Mr. Berman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2019 letter.

Offering Statement on Form 1-A

Cover Page

1. On page 3, you provide a Rule 251(d)(2)(i)(C) legend, which is applicable to Tier 2 offerings where the securities will not be listed on a registered national securities exchange upon qualification. Please tell us why you have included this legend. In this regard, we note that the company's offering circular relates to a Tier 1 offering.
Use of Proceeds to Issuer, page 19

2. You indicate throughout the offering circular that the company has significant indebtedness. Additionally, on page 22, you discuss your pending acquisitions.
 Steve Berman
FirstName LastNameSteve Berman
On4 Communications, Inc.
Comapany NameOn4 Communications, Inc.
April 29, 2019
April 2 2019 Page 2
Page 29,
FirstName LastName
             To the extent a material part of the proceeds is to be used to discharge indebtedness, describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Separately, please discuss the impact of your indebtedness on your liquidity in the liquidity section on page 23.

             If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the company or their associates, give the names of the persons from whom they are to be acquired and set forth the basis used in determining the purchase price to the company. Refer to Item 6 of
Part II to Form 1-
             A.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Description of Business, page 20

3. You provide a historical overview of the company since its inception. However, you did not clearly describe the business of the company.

             Revise to more clearly provide the information required by Item 7 of Part II to Form 1-
             A, including the principal products and services of the company and the principal market for and method of distribution of such products and services.

             Tell us the status of the CogoSense and Sifthouse BC acquisitions and revise your disclosure to discuss how your investments in each of the company have impacted your business operations, if applicable. To the extent material, please file related material agreements as exhibits to the offering circular or tell us why this information is not material.
Index to Exhibits, page 35

4. Please file the employment agreement with Steve Berman as well as the form of subscription agreement as an exhibits to the offering circular. Refer to Item 17 of Part III to Form 1-A.
        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                                Sincerely,
 Steve Berman
On4 Communications, Inc.
April 29, 2019
Page 3


FirstName LastNameSteve Berman          Division of Corporation Finance
                                        Office of Information Technologies
Comapany NameOn4 Communications, Inc.
                                        and Services
April 29, 2019 Page 3
cc:       Matheau J. W. Stout, Esq.
FirstName LastName